EXHIBIT 1

                                                               December 29, 1994

                                  PRESS RELEASE

                              BUCYRUS-ERIE COMPANY
                  1994 AND 1995 RESULTS TO BE BELOW PROJECTIONS

     Bucyrus-Eric Company (OTC-BCYR) announced today that it is providing the following updated information regarding its projected operating results in light of its emergence from Chapter 11 on December 14, 1994. In August, 1993, the Company prepared projections ("August 1993 Projections") which were contained in Bucyrus-Erie's Disclosure Statement and Proxy Statement-Prospectus dated January 12, 1994 and were prepared solely in connection with Bucyrus-Erie's Chapter 11 restructuring. In view of the non-occurrence of certain assumptions contained in the August 1993 projections and as indicated in the Company's periodic reports subsequently filed with the Securities and Exchange Commission, the August 1993 Projections do not reflect the Company's current business circumstances.

     Primarily as a result of lower than projected spare parts shipments, Bucyrus-Erie currently estimates that revenues for fiscal year 1994 will be approximately $190.0 million to $194.0 million and earnings before interest, taxes, depreciation and amortization ("EBITDA") for fiscal year 1994 will be approximately $12.0 million to $14.0 million, after giving effect to a nonrecurring gain of approximately $1.35 million from a favorable insurance settlement. Such estimates, however, are subject to the finalization of results from subsidiaries, year-end adjustments, adjustments relating to the Company's reorganization and other uncertainties, and actual results may be significantly less favorable or more favorable. Consequently, all estimates contained in this press release should not be regarded as a representation by the Company that the projected results will be achieved. The Company is not able to forecast 1994 net earnings at this time, but anticipates that such earnings will be less than projected EBITDA.

     The Company believes that revenues, EBITDA and earnings in fiscal year 1995 will likely be lower than projected in the August 1993 Projections as a result of decreased spare parts and dragline equipment sales and increased market competition. The Company currently estimates that EBITDA for fiscal year 1995 will be approximately $12.0 million to $15.0 million.

     Bucyrus-Erie does not intend to update or otherwise revise the August 1993 Projections in the future, to otherwise update the estimates contained in this press release or to publicly disclose projections as to its future revenues or earnings, including projections with respect to fiscal years 1996 and 1997. Since the 1994 and 1995 estimates reflected in this press release are subject to significant uncertainties, such as the worldwide economic cycle and its effect on the markets for the minerals mined by the Company's products, political unrest in important foreign markets and the impact of the Clean Air Act on coal mining in the U.S. Middle West, and are based upon assumptions that may not prove to be correct, the Company cautions against undue reliance being placed on such estimates.

     Bucyrus-Erie Company is a leading manufacturer and worldwide marketer of surface mining machinery (principally walking draglines, electric mining shovels and blast hole drills) and parts and service therefor.

Contact:  Bucyrus-Erie Company
          Mr. Norbert J. Verville (414-768-4477)